Exhibit 99.2

GLOBUS MARITIME LIMITED

August 2, 2017

TO THE SHAREHOLDERS OF GLOBUS MARITIME LIMITED

Enclosed is a Notice of Annual Meeting of Shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”), which will be held at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 16674 Athens, Greece on September 7, 2017 at 11:00 a.m. local time, and related materials.

At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Class I directors to serve until the 2020 annual meeting of shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2017 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring a legal proxy from your broker, bank or other nominee in order to vote.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Athanasios Feidakis
President, Chief Executive Officer
and Chief Financial Officer

GLOBUS MARITIME LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 7, 2017

NOTICE IS HEREBY given that the annual meeting of shareholders (the “Annual Meeting of Shareholders”) of Globus Maritime Limited (the “Company”) will be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 16674 Athens, on September 7, 2017 at 11:00 a.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class I directors to serve until the 2020 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2017 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of the Company has fixed the close of business on July 18, 2017 as the record date for the determination of the shareholders entitled to receive notice of and to vote at the Annual Meeting of Shareholders or any adjournment thereof.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring a legal proxy from your broker, bank or other nominee in order to vote.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the voting power of the aggregate number of the shares issued and outstanding and entitled to vote at the Annual Meeting of Shareholders.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting of Shareholders and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary.

The Company’s 2016 Annual Report on Form 20-F (the “2016 Annual Report”), which contains the Company’s audited financial statements for the fiscal year ended December 31, 2016, is available on the Company’s website at www.globusmaritime.gr. Any shareholder may receive a hard copy of the Company’s 2016 Annual Report, free of charge upon request.

This Notice of the Meeting, the Proxy Statement and related materials, including the Company’s 2016 Annual Report, can also be found at http://globusmaritime.agmdocuments.com/agm2017.html

By Order of the Board of Directors

Olga Lambrianidou
Secretary
August 2, 2017

GLOBUS MARITIME LIMITED

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 7, 2017

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Globus Maritime Limited, a Marshall Islands corporation (the “Company”), for use at the annual meeting of shareholders to be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Athens, Greece, on September 7, 2017 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about August 2, 2017.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 18, 2017 (the “Record Date”), the Company had outstanding 27,645,085 common shares, par value $0.004 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the voting power of the aggregate number of the shares issued and outstanding and entitled to vote at the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the NASDAQ Capital Market under the symbol “GLBS.”

REVOCABILITY OF PROXIES

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s office at c/o Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Athens, Greece a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be Held on September 7, 2017

The Notice of the Annual Meeting of Shareholders and Proxy Statement is available free of charge at www.globusmaritime.gr

PROPOSAL ONE

ELECTION OF CLASS I DIRECTORS

The Company currently has four directors on its board, which is divided into three classes. As provided in the Company’s Articles of Incorporation, after the initial term, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of removal, resignation or death prior to the annual meeting of shareholders in which such director’s term of office expires. The term of the Company’s Class I directors expires at the Meeting. Accordingly, the board of directors of the Company has nominated each of Mr. Athanasios (“Thanos”) Feidakis and Mr. Ioannis Kazantzidis, both Class I directors, for re-election as directors whose term would expire at the 2020 annual meeting of shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors of the Company may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position

Athanasios (“Thanos”) Feidakis	30	Class I Director

Ioannis Kazantzidis	66	Class I Director

Athanasios (“Thanos”) Feidakis a Class I director, was appointed to our board of directors in July 2013 to fill a vacancy in our board of directors. As of December 28, 2015 he was also appointed our President, Chief Executive and Chief Financial Officer. From October 2011 through June 2013, Mr. Athanasios Feidakis worked for our operations and chartering department as an operator. Prior to that and from September 2010 to May 2011, Mr. Feidakis worked for ACM, a shipbroking firm, as an S&P broker, and from October 2007 to April 2008, he worked for Clarksons, a shipbroking firm, as a chartering trainee on the dry cargo commodities chartering and on the sale and purchase of vessels. From April 2011 to April 2016, Mr. Feidakis was a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well known brands in Greece, the Balkans, Turkey and Italy. F.G. Europe is also active in the air-conditioning and white/brown electric goods market and in power generation and mobile telephony in Greece. From December 2008 to December 2015, Mr. Feidakis was the President of Cyberonica S.A., a family owned company specializing in real estate development. Mr. Feidakis holds a B.Sc. in Business Studies, an M.Sc. in Shipping Trade and Finance from the Cass Business School (City University London) and an MBA from London School of Economics. In addition, Mr. Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

Ioannis Kazantzidis, a Class I director, was appointed to our board in November 2016 to fill a vacancy in our board of directors. Mr. Kazantzidis has been the principal of Porto Trans Shipping LLC, a shipping and logistics company based in the United Arab Emirates, since 2007. Between 1987 and 2007, Mr. Kazantzidis was with HSBC Group, where he served in managerial positions participating in the development and implementation of financial systems in multiple locations. Mr. Kazantzidis has since 2009 been a director of Saeed Mohammed Heavy Equipment Trading LLC, a general trading company, and a senior partner in Porto Trans Auto Services Company, both based in Jebel Ali, UAE. Mr. Kazantzidis has served as the Chairman of Nazaki Corporation, a private investment company based in the British Virgin Islands, since 1988. Mr. Kazantzidis has served, since 2015, as the Chairman of W.M.Mendis Hotel Pvt Ltd in the Republic of Sri Lanka. From 1989 to 2015, he was the Chairman of Fishermans Wharf Pvt Ltd, and a director of Dow Corning Lanka Pvt Ltd from 2000 to 2013 and Propasax Pvt Ltd from 2010 to 2015.

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF

INDEPENDENT AUDITORS

The board of directors of the Company is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2017. Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Olga Lambrianidou

Secretary

August 2, 2017